Exhibit 99.1

June 27, 2019

Lithium Americas Announces Results of 2019 Annual General Meeting

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce the results of its annual general meeting of shareholders (the “AGM”) that was held on June 26, 2019.

All of the following business items were approved at the AGM by the requisite majority of shareholder votes cast at the meeting:

  setting the size of the Board of Directors at nine;

  electing each management-nominated director;

  re-appointing PricewaterhouseCoopers LLP as Lithium Americas’ auditor;

  approval of the unallocated entitlements under the Company’s equity incentive plan, as more particularly described in the information circular for the AGM;

  approval of the issuance of certain equity incentive grants, as more particularly described in the information circular for the AGM; and

  approval, in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, of the “Project Investment” as such term is defined in, and as more particularly described in, the information circular for the AGM.

The nine directors of Lithium Americas elected at the AGM are: Gary M. Cohn, Jonathan Evans, Fabiana Chubbs, George Ireland, John Kanellitsas, Chaiwat Kovavisarach, Franco Mignacco, Gabriel Rubacha and Wang Xiaoshen. Votes for the directors were cast as follows:

Director	Votes For	Votes Withheld	Percent For	Percent Withheld
Gary M. Cohn	48,068,209	248,239	99.49%	0.51%
Jonathan Evans	47,329,097	987,351	97.96%	2.04%
Fabiana Chubbs	48,146,874	169,574	99.65%	0.35%
George Ireland	47,935,371	381,077	99.21%	0.79%
John Kanellitsas	47,303,883	1,012,565	97.90%	2.10%
Chaiwat Kovavisarach	46,002,081	2,314,367	95.21%	4.79%
Franco Mignacco	46,247,311	2,069,137	95.72%	4.28%
Gabriel Rubacha	47,321,241	995,206	97.94%	2.06%
Wang Xiaoshen	46,179,154	2,137,294	95.72%	4.42%

Following the AGM, Jonathan Evans, the Company’s CEO, gave a presentation. A copy of that presentation, as well as an audio recording of Mr. Jonathan Evans, can be found on the Company’s website at www.lithiumamericas.com.

In addition, Lithium Americas’ Board of Directors appointed Fabiana Chubbs to the Company’s Audit Committee.

About Lithium Americas

Lithium Americas owns a 62.5% interest in Caucharí-Olaroz along with its partner, Ganfeng Lithium. As a result of the Project Investment, Ganfeng Lithium will increase its interest in Caucharí-Olaroz from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest. In addition, Lithium Americas owns 100% of the Thacker Pass lithium project located in Nevada, the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E6

Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com